SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period             to

Commission file number 001-07260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nortel Networks

Long-Term Investment Plan

(formerly the Northern Telecom Inc.

Long-Term Investment Plan)

220 Athens Way, Suite 300

Nashville, Tennessee 37228

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nortel Networks Corporation

195 The West Mall

Toronto, Ontario, Canada, M9C 5K1

REQUIRED INFORMATION

Financial Statements and Exhibits

a)	Financial Statements, Nortel Networks Long-Term Investment Plan

		Page

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

	Notes to Financial Statements	4-18

b)	Exhibits

	23.1 Consent of KPMG LLP

Supplemental schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

By:	/S/ KAREN E. SLEDGE
Karen E. Sledge
President, Nortel Networks Inc.

Date: June 25, 2009

Report of Independent Registered Public Accounting Firm

To: Retirement Plan Committee and

    Pension Investment Committee of Nortel Networks Long-Term Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Nortel Networks Long-Term Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, effective January 1, 2008.

/s/ KPMG LLP

Greensboro, North Carolina

June 25, 2009

Nortel Networks Long-Term Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Plan interest in the Nortel Networks Long-Term Investment Plan Trust (excluding participant loans)	$1,526,481,044	$—
Synthetic guaranteed investment contracts	—	598,093,373
Common/collective trust funds	—	535,411,039
Mutual funds	—	524,683,423
Common stock	—	376,757,027
Nortel Networks Corporation common shares	—	105,042,592
Interest-bearing cash and cash equivalents	—	46,675,657
Short term investment funds	—	7,893,692
U.S. government securities	—	4,355,549
Preferred stock	—	2,100,141
Wrapper contracts for synthetic guaranteed investment contracts	—	93,609
Foreign government bonds	—	6,461

Total investments	1,526,481,044	2,201,112,563

Receivables:
Plan interest in the Nortel Networks Long-Term Investment Plan Trust (participant loans receivable)	25,423,207	—
Participant loans receivable	—	27,139,990
Interest and dividends	—	398,048
Due from broker for securities sold	—	32,416,008

Total receivables	25,423,207	59,954,046

Total assets	1,551,904,251	2,261,066,609

Liabilities:
Due to broker for securities purchased	—	70,375,666
Accrued investment expenses	—	753,087

Total liabilities	—	71,128,753

Net assets available for benefits before adjustment	1,551,904,251	2,189,937,856

Adjustment from fair value to contract value for fully benefit-responsive contracts	52,678,023	7,159,175

Net assets available for benefits	$1,604,582,274	$2,197,097,031

The accompanying notes are an integral part of these Financial Statements.

Nortel Networks Long-Term Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

2008
Investment income (loss):
Net appreciation (depreciation) in fair value/cost of investments:
Common stock	$(261,569,854)
Common/collective trust funds	(205,330,024)
Mutual funds	(149,730,359)
Preferred stock	(958,598)
U.S. government securities	27,887
Plan interest in the Nortel Networks Long-Term Investment Plan Trust investment income	39,637,070

Total net depreciation in fair value of investments	(577,923,878)

Interest and dividends	41,755,407

Total investment loss	(536,168,471)

Contributions:
Participant	96,236,930
Company	52,669,424

Total contributions	148,906,354

Deductions from net assets attributed to:
Benefits paid to participants	(198,052,078)
Deemed distributions	(2,232,883)
Administrative expenses	(4,967,679)

Total deductions	(205,252,640)

Net decrease	(592,514,757)

Net assets available for benefits
Beginning of year	2,197,097,031

End of year	$1,604,582,274

The accompanying notes are an integral part of these Financial Statements.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following brief description of Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective January 1, 2007, is a defined contribution retirement plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is administered by the Retirement Plan Committee authorized by the Board of Directors of the Company. Plan membership is available upon the employee’s employment commencement date to any employee of the Company, excluding employees governed by a collective bargaining agreement.

The Company established Nortel Networks Long-Term Investment Plan Trust with The Northern Trust Company (“Northern Trust”), as trustee, effective November 3, 2003. On December 10, 2008, the Nortel Networks Long-Term Investment Plan trust agreement (previously amended as of November 17, 2006 and March 1, 2008) was amended to allow the Nortel Networks Long-Term Investment Plan Trust to become a commingled fund (“Master Trust”) and allow the Retirement Income Plan (“RIP”) to invest in the Master Trust. See note 10.

Company Financial Condition—On January 14, 2009 (“Petition Date”), NNI, Nortel Networks Capital Corporation (“NNCC”), and certain other of Nortel’s U.S. subsidiaries (“U.S. Debtors”) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Court (“Chapter 11 Proceedings”). The U.S. Debtors received approval from the U.S. Court for a number of motions enabling them to continue to operate their businesses generally in the ordinary course and transition into the Chapter 11 process with as little disruption to their business as possible. Among other things, the U.S. Debtors received approval to continue paying employee wages and certain other benefits, which includes Company contributions to the Plan, in the ordinary course. The assets of the Plan are held with the trustee, are under its responsibility and control, and are, therefore, unavailable to the creditors of the Company. For further information on the Chapter 11 Proceedings, as well as creditor protection proceedings of NNI’s affiliates, see the annual report on Form 10-K of Nortel Networks Corporation (“NNC”) for the year ended December 31, 2008 as well as the quarterly report on Form 10-Q of NNC for the quarter ended March 31, 2009.

Financial Highlights—Net assets available for benefits decreased by $592,514,757 from year 2007 to year 2008. Investments decreased by $536,168,471 due mostly to worsening global market conditions in year 2008. Participant and Company contributions increased net assets available for benefits by $148,906,354. Benefits paid to participants, deemed distributions, and administrative expenses decreased net assets available for benefits by $205,252,640.

Contributions—A participant may elect to contribute up to 50% of his/her eligible pre-tax compensation, as defined by the Plan, up to a statutory maximum of $15,500 for 2008. Additionally, participants age 50 and older may make an additional “catch-up” contribution of up to $5,000 for 2008. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Prior to 2008, participants in the Plan could elect one of three options to meet their retirement and investment objectives, with varying benefit options in the Plan and other post-retirement programs. Depending on the participant’s elected option, the Company contributed to the Plan 50%, 60%, or 100% of the participant’s contributions up to 6% of the participant’s eligible earnings.

On January 1, 2008, the Plan became the primary retirement plan for employees of the Company in the United States. The Company provides a 2% automatic Company contribution for all Plan participants regardless of contribution level, and a 50% Company match on the first 6% of a participant’s eligible earnings contributed to the Plan, for a maximum 5% Company contribution. Employees on long-term disability also receive the 2% automatic Company contribution.

Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following investment funds held within the Master Trust:

Allianz RCM Large-Cap Growth Fund

BGI Masterworks Lifepath Portfolio Funds (Income/2010/2020/2030/2040)

Fidelity Low-Priced Stock Fund*

Fixed Income Investment Fund

Nortel Franklin Templeton Foreign Fund

Nortel Networks Corporation Stock Fund*

Northern Trust Global Investments (NTGI) Russell 1000 Value Equity Index Fund

Northern Trust Global Investments (NTGI) S&P 500 Equity Index Fund

Pacific Investment Management Company (PIMCO) Total Return Fund

Royce Premier Fund

DWS Scudder Lifecycle Long Range Fund* (converted to BGI Masterworks Lifepath 2010 Fund in April 2008)

Nortel Scudder-Deutsche Mid-Cap Growth Equity Fund

*	Fund closed to new investment. See below for further discussion.

The investment options did not change with the creation of the Master Trust. The following is a summarized description of each investment option available in the Plan taken from each fund’s prospectus. For complete information, please see each fund’s prospectus.

Allianz RCM Large-Cap Growth Fund: The objective of the Allianz RCM Large-Cap Growth Fund is to provide long-term capital appreciation by investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of United States companies with market capitalizations of at least $5 billion. The fund may also invest 20% of its assets in non-United States securities (but no more than 10% in any one non-United States country or 10% in companies organized or headquartered in emerging market countries). At times, depending on market conditions, the fund may also invest a significant percentage of its assets in a small number of business sectors or industries.

BGI Masterworks Lifepath Portfolio Funds (Income/2010/2020/2030/2040): These five funds invest in a blend of stock, bond, and money market instruments seeking to produce competitive returns over a set period of time. The portfolio changes its investment mix gradually as it approaches its target date. Within the five Lifepath funds, investors may select a fund closest to the year they plan to retire. The Lifepath Retirement Portfolio Fund is the most conservative of these funds and the Lifepath 2040 Portfolio Fund is the most aggressive.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Fidelity Low-Priced Stock Fund: The objective of the fund is to provide capital appreciation by investing primarily in common stocks of US domestic and foreign issuers’ “growth” stocks or “value” stocks or both. Under normal circumstances, the fund will invest at least 80% of assets in low-priced stocks, defined as those priced at or below $35 per share, which can lead to investments in small and medium-sized companies. The fund can also potentially invest in stocks not considered low-priced.

Fidelity Investments closed the Fidelity Low-Priced Stock Fund to all new participants as of the market close on July 30, 2004. Participants who already had a balance in this fund as of that date are able to continue to invest in the fund and can continue to request transfers, as well as make new contributions to the fund. Participants who did not have a balance in this fund as of July 30, 2004 are not able to invest in the fund, either by requesting transfers or making new contributions into the fund.

Effective October 3, 2008, the Fidelity Low-Priced Stock Fund was closed as an investment choice for new contributions, loan repayments, or transfers. New contributions were automatically redirected to a Masterworks LifePath fund that would be recommended for the participant based on age with an assumed retirement age of 65.

Fixed Income Investment Fund: The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most time periods. The fund is comprised primarily of synthetic guaranteed investment contracts (“Contracts”) that the Plan enters into with certain insurance companies and financial institutions (“Contract Issuers”). The Contracts combine a fixed income portfolio of securities with stable value insurance wrappers (“Wrappers”). The Wrappers are intended to protect the portfolio from losses associated with interest rate movements related to the fund assets, by offering a stable yield on the portfolio in which the fund invests. The Wrappers ensure that credit exposure is largely to the underlying portfolio as a whole as well as to the Contract Issuer, rather than solely to the Contract Issuer.

The Contracts are included in the financial statements at fair value of the underlying fixed income securities, and the Wrappers are included in the financial statements with an adjustment from fair value to contract value based on (i) the rebid or replacement cost and (ii) fluctuations in the fair value of the underlying fixed income securities to be fully benefit responsive as described in note 8. There are no reserves against Contract values for credit risk of the Contract issuer or otherwise. The Contract Issuers have agreed to provide this fund with a net fixed or floating contract interest rate to be earned over a specified period, and payments of principal and interest are made to participants upon participant-initiated withdrawals and/or transfers of assets.

Nortel Franklin Templeton Foreign Fund: The objective of the fund is to provide long-term capital growth by investing primarily in the equity securities of medium to large capitalization companies located outside the United States, including emerging markets. The fund will place its net assets in securities, representing at least six different countries. When choosing equity investments for this fund, the manager applies a “bottom-up”, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the manager’s

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

evaluation of the company’s long-term earnings, asset value, and cash flow potential. This investment is not publicly traded.

Nortel Networks Corporation Stock Fund (“NNC Stock Fund”): This fund is primarily comprised of Nortel Networks Corporation common shares (“NNC common shares”), with a percentage of assets in cash-equivalents for liquidity purposes. This company stock fund is not diversified, and therefore is considered riskier than other “diversified” broad market funds.

Nortel closed the NNC Stock Fund to all new contributions and incoming transfers as of the market close on December 31, 2007. On January 16, 2009, the Retirement Plan Committee decided to liquidate the assets of the Nortel Stock Fund. For each participant in the Nortel Stock Fund, the units held in the fund were sold and the value transferred to a default target date fund (a Masterworks Lifepath Fund) with a target date closest to the participant’s age 65 retirement date. This investment is not publicly traded.

NTGI Russell 1000 Value Equity Index Fund: The objective of this fund is to approximate the risk and return characteristics of the Russell 1000 Value Index. This index is commonly used to represent the large cap segment of the United States equity market. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

NTGI S&P 500 Equity Index Fund: The objective of this fund is to approximate the risk and return characteristics of the Standard and Poor’s (“S&P”) 500 Index. This index is commonly used to represent the large cap segment of the United States equity market and tracks 500 companies considered to be representative of the United States economy. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

PIMCO Total Return Fund: The objective of this fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This fund invests under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The average portfolio duration of this fund normally varies within two years (plus or minus) of the duration of the Lehman Brothers Aggregate Bond Index.

Royce Premier Fund: The objective of this fund is to provide long-term growth of capital. The fund generally invests in a limited number of equity securities issued by small companies with stock market capitalizations between $500 million and $2.5 billion. Under normal circumstances, the fund will invest at least 80% of its net assets in the equity securities of “premier” companies—those that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and are trading significantly below Royce’s estimate of their current worth. At least 65% of these securities will be issued by companies with stock market capitalizations of less than $2.5 billion at the time of investment. Although the fund normally focuses on the securities of United States companies, it may invest up to 25% of its assets in foreign securities.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

DWS Scudder Lifecycle Long Range Fund: The objective of the fund is to provide high total return with reduced risk over the long-term. The fund invests primarily in three principal asset classes: stocks, bonds, and short-term instruments. The fund manager will generally allocate the largest portion of the fund’s assets to stocks, with smaller allocations to bonds and short-term instruments. The fund regularly uses derivatives to increase or decrease its exposure to the various asset classes.

On April 14, 2008 participants in the DWS Scudder Lifecycle Long Range Fund were informed that the fund would be replaced with the BGI Masterworks Lifepath 2010 Fund on April 30, 2008. They were advised to change their future investment contributions and transfer existing balances to other Plan funds prior to April 30 if they desired. On April 30, any future investment contributions still directed to and existing balances still in the DWS Scudder Lifecycle Long Range Fund were automatically directed and transferred to the BGI Masterworks Lifepath 2010 Fund.

Nortel Scudder-Deutsche Mid Cap Growth Equity Fund: The objective of this fund is to provide long-term capital growth through investments primarily in equity securities of medium-sized growth-oriented companies incorporated in the United States. The investment places assets in securities of up to 60 companies at any time, which results in a relatively concentrated portfolio and higher volatility of returns. This investment is not publicly traded.

Vesting—Participants are immediately vested in their participant contributions, any rollover contributions, and the Company contributions made to the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses and fund fees. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals—Active employees may withdraw money from the Plan through loans, in-service withdrawals, and hardship withdrawals. In-service withdrawals are available for contributions to the Plan prior to January 1, 1983, rollover contributions made prior to May 2000, and eligible matching Company contributions made prior to May 1, 2000 and contributed at least two calendar years before the date of the withdrawal, and earnings on each. Only one withdrawal of the pre-May 2000 rollover account is allowed over the participant’s lifetime. Prior to liquidation of the NNC Stock Fund, in-service withdrawals could be requested in the form of cash or NNC common shares provided the contributions and earnings being withdrawn were held in the form of NNC common stock shares and at least 50 shares were held. After the liquidation of the NNC Stock Fund, in-service withdrawals will be made in cash only.

Hardship withdrawals of employee contributions and certain Company contributions made before January 1, 1983 are permitted if documentation is provided to and approved by the Plan record keeper when there is an immediate and heavy financial need as defined by the Internal Revenue Service guidelines. There is no limit to the number of hardship withdrawals as long as the Internal Revenue Service guidelines are met.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

An early withdrawal federal excise tax of 10% generally applies to in-service and hardship withdrawals if the participant is less than 59 1/2 years old. At age 59 1/2 and older, only one age 59 1/2 withdrawal is permitted each year subject to federal income tax, at ordinary income rates.

When any withdrawal is made, the entire distribution is subject to federal income tax, at ordinary income rates, except for any portion that is rolled over to another employer’s qualified plan or an individual retirement account.

Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of his or her account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of his or her account balance. As of December 31, 2008 and 2007, there were $1,283,682 and $1,467,931 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in the following fiscal years 2009 and 2008, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their total account value, reduced by the participant’s highest outstanding loan balance from the Plan during the twelve month period ending on the day before the date on which the loan is made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from one to five years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 10.50% and maturities ranged from year 2009 to year 2023 on loans outstanding at December 31, 2008. Principal and interest are paid ratably through biweekly payroll deductions. Participants may not have more than one Plan loan outstanding at a time and loans are not available to participants who have previously defaulted on a Plan loan.

Administrative Expenses—An individual fund’s management expenses, trustee expenses, and custody expenses are paid by Plan participants who invest in that investment fund. Trustee expenses and custody expenses that cannot be attributed to a particular investment fund are paid by all Plan participants pro-rata, based on the value of their investment holdings. Record keeper expense is paid by Plan participants. A loan processing fee is paid by each Plan participant who takes out a loan from the Plan.

NNC Common Share Voting Rights—Vested units representing whole NNC common shares held by the Plan’s trustee and credited to the account of Plan Participants, beneficiaries, or alternate payees as of the record date of any meeting of shareholders of NNC were voted by Northern Trust as the trustee at each such meeting in accordance with the instructions from such Participants, beneficiaries, and alternate payees. Each such individual was provided with a copy of the proxy materials relating to such meeting together with an appropriate form for the participant to indicate his or her voting instructions. If the individual who had such voting rights did not give instructions to the trustee on a timely basis, that person was deemed to have given a proxy to the persons designated by NNC in its shareholder meeting notice to vote the shares.

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation

(a)	General—The Plan’s interest in the Master Trust is presented at estimated fair value. If available quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated by the trustee of the Master Trust primarily using information from independent investment brokerage firms, insurance companies, and other appraisers. Plan investments in NNC common shares for fiscal years 2008 and 2007, respectively, are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2008 and December 31, 2007. Plan investments in common stock, preferred stock, U.S government securities, and foreign government bonds are valued based upon current quoted market prices. The shares of mutual funds are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. The shares of common/collective trust funds are valued at the unit price established by the fund’s issuer on the last day of the plan year, based on the fair value of the assets underlying the funds.

(b)	Fixed Income Investment Fund Valuation—The Fixed Income Investment Fund includes Contracts whose underlying fixed income securities are stated at fair value. Fair value of the underlying common/collective trust funds is determined by the Contract Issuer on the last day of the plan year. The fair value of the underlying securities is based upon current quoted market prices as of December 31, 2008. The fair value of the Wrappers was $369,922 for 2008 and $93,609 for 2007 as adjusted based upon rebid or replacement cost. The Contracts are presented in the Statements of Net Assets Available for Benefits as synthetic guaranteed investment contracts whose underlying investments are common/collective trusts and fixed income securities. Contract value, as set out in the table below, represents contributions by the Plan made under each Contract, plus accumulated earnings, less withdrawals and administrative expenses.

The contract value, fair value, and adjustment from fair value to contract value of the Contracts at December 31, 2008 (included within the Master Trust) and 2007 were as follows:

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

December 31, 2008

	Major Credit Ratings	Investments at Fair Value	Investments at Contract Value	Wrapper Contracts	Adjustment to Contract Value
Synthetic GICs
Bank of America, NA	AA-/Aaa	$85,499,823	$93,602,187	$369,922	$7,732,442
JPMorgan Chase Bank	AA-/Aaa	113,052,353	123,199,602	—	10,147,249
Monumental Life Insurance Company	AA/Aa3	256,635,845	279,448,817	—	22,812,972
Monumental Life Insurance Company	AA/Aa3	129,399,794	141,385,154	—	11,985,360

Total		$584,587,815	$637,635,760	$369,922	$52,678,023

December 31, 2007

	Major Credit Ratings	Investments at Fair Value	Investments at Contract Value	Wrapper Contracts	Adjustment to Contract Value
Synthetic GICs
Bank of America, NA	AA+/Aaa	$84,755,842	$85,339,037	$—	$583,195
Natixis Financial Products Inc.	AAA/Aaa	11,709,858	12,572,772	93,609	769,305
Natixis Financial Products Inc.	AAA/Aaa	167,220,209	169,385,428	—	2,165,219
JPMorgan Chase Bank	AA/Aaa	114,148,853	115,851,764	—	1,702,911
Monumental Life Insurance Company	AA/Aa3	91,831,868	93,258,532	—	1,426,664
Monumental Life Insurance Company	AA/Aa3	128,426,743	128,938,624	—	511,881

Total		$598,093,373	$605,346,157	$93,609	$7,159,175

Nortel, as Plan management, believes no reserves are necessary against contract value with respect to the Contracts under this fund for credit risk of the Contract Issuer or otherwise as of December 31, 2008 and 2007. The average yields of the Contracts during 2008 and 2007 were 6.74% and 5.29%, respectively and the yield allocated to participant accounts during 2008 and 2007 were 3.68% and 5.21%, respectively. The average crediting interest rates for participants for the Contracts at December 31, 2008 and 2007 were 3.41% and 5.14%, respectively. The crediting interest rates are reset quarterly by each Contract Issuer based on agreed-upon formulas which include factors for current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined as the difference between the market value and contract value of the Wrapper.) The crediting rates are reset quarterly. Factors that could influence future crediting rates include, but are not limited to: (i) Plan cash flows, (ii) changes in interest rates, (iii) total return performance of the fair market value strategies underlying each Contract, (iv) default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and (v) the initiation of an extended termination of one or more of the Contracts by the Contract Issuer or fund manager.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in this fund and receive full contract value. However, certain actions of the Company or changes to the Plan may result in partial or complete loss of coverage under or termination of one or more of the Contracts by the Contract Issuers, resulting in a loss to the participants. Such actions or events include: full or partial termination of the Plan; involuntary termination of employment as a result of defined events; the Plan’s failure to qualify under the Internal Revenue Code (“Code”); changes to the administration of the Plan that decrease participant or Company contributions; any change to the rules, amounts or procedures governing contributions, distributions, and transfers of balances within the Plan; any addition,

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

deletion, or other change to the investment options offered to participants; the sale, disposition, spin-off, or other divesture of a division, business unit or group of employees to another entity; or other actions by the Company that impact the Plan. The occurrence of these events could cause the fund to transact at less than contract value resulting in a loss to participants and the fund not achieving its stated objective of providing stability of principal with potentially higher returns than money market funds. The Contract Issuers may not terminate the Contracts at an amount less than contract value unless there is a breach of the Contract by the Plan that is not corrected within the applicable cure period.

Also, if Contract Issuer defaults on its obligations, the fund may not maintain its contract value. To minimize this risk, the Fund’s investment managers regularly monitor credit ratings and financial strength of the Contract Issuers.

Purchases and sales of securities under this fund are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans Receivable—Participant loans receivable are recorded at amortized cost. Participant loans are made under an individual account plan with investment experience segregated for each account that is made in accordance with U.S. Department of Labor Code of Federal Regulations Title 29 Chapter XXV Part 2550 Section 408b-1, “General statutory exemption for loans to plan participants and beneficiaries who are parties in interest with respect to the plan”, and secured solely by a portion of the participant’s accrued benefit.

Payment of Benefits—Benefit payments are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan and the Master Trust utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan through its interest in the Master Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities especially in the light of the current credit crisis, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for benefits.

Impact of New Accounting Standards and Interpretations— In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan adopted the provisions of SFAS No. 157 with the plan year 2008

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

financial statements. The adoption of SFAS No. 157 had no impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

The Plan adopted the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement 109 (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in the financial statements the impact of a tax position, if that position, is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

3.	Fair Value

SFAS No. 157 provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect assumptions with respect to market participants’ pricing of an asset or liability. These two input types fall into the following three levels of the fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets that are observable.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are non-active; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

All assets of the Plan are now held in the Master Trust and the related fair value hierarchy levels may be found in note 10.

The following table presents the changes in the Level 3 fair value category for Plan investments prior to the creation of the Master Trust on December 10, 2008. The changes in the Level 3 fair value category of investments subsequent to the creation of the Master Trust on December 10, 2008 may be found in note 10.

Investments:	January 1, 2008	Earnings	Other	Purchases, Sales, Issuances, and (Settlements)	Transfers In and/or (Out) of Level 3	December 31, 2008
Synthetic guaranteed investment contracts	$598,093,373	$(57,864,505)	$—	$30,584,148	$(570,813,016)	$—
Wrapper contracts for synthetic guaranteed investment contracts	93,609	—	—	276,313	(369,922)	—

Total	$598,186,982	$(57,864,505)	$—	$30,860,461	$(571,182,938)	$—

4.	Plan Termination

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

5.	Tax Status

The Plan is dual qualified under applicable regulations in the U.S. and Puerto Rico. As communicated in a determination letter dated January 14, 2004, the Internal Revenue Service has determined that the Plan as designed was qualified under Section 401(a), and meets the additional requirements of Section 401(k) of the Code and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008 and 2007.

As of January 1, 1992, the Puerto Rico Treasury Department issued an administrative ruling stating that the Plan complies with the requirements under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954 as amended and is tax-exempt under those provisions.

6.	Investments

Funds held by the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:

As of December 31, 2007
	Pyramid Intermediate Fixed Income Fund	$373,200,930
*	NTGI S&P 500 Equity Index Fund	$264,375,052
	Fidelity Low-Priced Stock Fund	$244,238,416
*	NTGI Russell 1000 Value Equity Index Fund	$165,873,316
	Pyramid Intermediate Managed Maturing Fund	$121,336,927

*	Indicates a party-in-interest. See note 7 below.

7.	Party-in-Interest Transactions

The Plan invests in common/collective trust funds managed by Northern Trust Global Investors, a party-in-interest with respect to the Plan. Until the NNC Stock Fund was closed to new investments on December 31, 2007, and subsequently, the decision was made to liquidate the assets on January 16, 2009, the Plan also invested in NNC common shares. These transactions are covered by an exemption from the ‘prohibited transaction’ provisions of ERISA and the Code.

8.	Reconciliation of Financial Statements to U.S. Department of Labor Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500 which will be filed with the U.S. Department of Labor for the year ended December 31, 2008:

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

December 31, 2008
Net assets available for benefits per the financial statements	$1,604,582,274
Less: Benefits payable to participants at December 31, 2008	(1,283,682)

Less: Adjustment from fair value to contract value for fully responsive benefit contracts	(52,678,023)

Net assets available for benefits per the Form 5500	$1,550,620,569

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2008 to the Form 5500 which will be filed with the U.S. Department of Labor for the year ended December 31, 2008:

Year ended December 31, 2008
Benefits paid to participants per the financial statements	$198,052,078
Add: Benefits payable to participants at December 31, 2008	1,283,682
Less: Benefits payable to participants at December 31, 2007	(1,467,931)

Benefit payments per the Form 5500	$197,867,829

Benefits payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, but not paid as of that date.

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2008 to the Form 5500 which will be filed with the U.S. Department of Labor for the year ended December 31, 2008:

Year ended December 31, 2008
Total investment loss per the financial statements	$(536,168,471)
Add: Adjustment from fair value to contract value for fully benefit responsive contracts -December 31, 2007	7,159,175
Less: Adjustment from fair value to contract value for fully benefit responsive contracts -December 31, 2008	(52,678,023)

Total investment loss per the Form 5500	$(581,687,319)

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation per FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The guidance defines contracts as benefit-responsive if (i) the contracts are between the plan and the issuer, and cannot be sold or assigned without the consent of the issuer, (ii) the contract issuer is obligated to (a) repay principal and interest or (b) provide prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero, (iii) the contracts allow participant-initiated transactions to occur at contract value, (iv)

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

events that limit the ability of the plan to transact at contract value with the issuer and the participants are not probable of occurring, and (v) the plan allows participants reasonable access to their funds.

9.	Commitments and Contingencies

As a consequence of the commencement of the NNC Chapter 11 Proceedings, as discussed in note 1, all actions to enforce or otherwise effect payment or repayment of liabilities of any U.S Debtor preceding the Petition Date as well as pending litigation against the U.S. Debtors have been automatically stayed as of the Petition Date. Absent further order of the applicable courts and subject to certain exceptions, no party may take any action to recover on pre-petition claims against any Debtor.

ERISA Lawsuit

Beginning in December 2001, Nortel, together with certain of its then-current and former directors, officers and employees, were named as a defendant in several purported class action lawsuits pursuant to the United States Employee Retirement Income Security Act. These lawsuits have been consolidated into a single proceeding in the U.S. District Court for the Middle District of Tennessee. This lawsuit is on behalf of participants and beneficiaries of the Nortel Networks Long-Term Investment Plan, who held shares of the Nortel Networks Stock Fund during the class period and has yet to be determined by the court. The lawsuit alleges, among other things, material misrepresentations and omissions to induce participants and beneficiaries to continue to invest in and maintain investments in NNC common shares through the investment plan. The court has not yet ruled as to whether the plaintiff’s proposed class action should be certified. As a result of the Creditor Protection Proceedings discussed above, this lawsuit has been stayed as of the Petition Date. Absent further order of the applicable courts, and subject to certain exceptions, no party may take any action to recover on pre-petition claims from any U.S. Debtor.

10.	The Master Trust

The Master Trust permits the commingling of certain assets of the Plan with those of the RIP for investment and administrative purposes. Each participating plan has an undivided interest in the net assets of the Master Trust and changes in each of the Master Trust investment funds in which the plan’s participants invest. The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of both of the participating plans in each Master Trust investment fund at the beginning of each month. In 2008, and as of December 31, 2008, there was no commingling of assets of any investment fund; in other words, individual Master Trust investment funds only held the assets of either the Plan or the RIP, not both.

The assets, including investments, for the Master Trust as of December 31, 2008 are summarized as follows:

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

2008
Assets:
Investments at fair value:
Synthetic guaranteed investment contracts	$584,587,815
Common/collective trust funds	388,714,478
Mutual funds	312,895,538
Common stock	226,409,751
Short term investment funds	88,640,842
Interest-bearing cash and cash equivalents	33,536,957
Nortel Networks Corporation common shares	1,612,643
Corporate bonds	963,970
Preferred stock	838,691
Wrapper contracts for synthetic guaranteed investment contracts	369,922

Total investments	1,638,570,607

Receivables:
Participant loans receivable (see footnote 2a)	25,423,207
Interest and dividends	1,143,864
Due from broker for securities sold	4,157,086

Total receivables	30,724,157

Total assets	$1,669,294,764

Plan interest in the Master Trust	$1,551,904,251

As of December 31, 2008, the Plan had approximately a 93% interest in the Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

Investments at fair value:	Level 1	Level 2	Level 3	Total
Synthetic guaranteed investment contracts	$—	$—	$584,587,815	$584,587,815
Common/collective trust funds	—	388,714,478	—	388,714,478
Mutual funds	312,895,538	—	—	312,895,538
Common stock	225,044,213	1,364,390	1,148	226,409,751
Short term investment funds	—	88,640,842	—	88,640,842
Interest-bearing cash and cash equivalents	33,536,957	—	—	33,536,957
Nortel Networks Corporation common shares	1,612,643	—	—	1,612,643
Corporate bonds	—	963,970	—	963,970
Preferred stock	838,691	—	—	838,691
Wrapper contracts for synthetic guaranteed investment contracts	—	—	369,922	369,922

Total investments	$573,928,042	$479,683,680	$584,958,885	$1,638,570,607

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2008:

Nortel Networks Long-Term Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investments:	January 1, 2008	Earnings	Other	Purchases, Sales, Issuances, and (Settlements)	Transfers In and/or (Out) of Level 3	December 31, 2008
Synthetic guaranteed investment contracts	$—	$12,345,656	$—	$1,429,143	$570,813,016	$584,587,815
Common stock	—	—	—	1,148	—	1,148
Wrapper contracts for synthetic guaranteed investment contracts	—	—	—	—	369,922	369,922

Total	$—	$12,345,656	$—	$1,430,291	$571,182,938	$584,958,885

The investment income for the Master Trust for the period December 10, 2008 to December 31, 2008 is summarized as follows:

Investment income:	2008
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$17,780,944
Common/collective trust funds	10,981,469
Common stock	9,200,688
Corporate Bonds	21,836
Preferred stock	(1,018)
Other	(472,628)

Total net appreciation in fair value of investments	37,511,291
Interest and dividends	2,160,434

Total investment income	$39,671,725

Plan interest in Master Trust investment income	$39,637,070

Exhibit Index

Exhibit No.	Description

23.1	Consent of KPMG